
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

Form 13F COVER PAGE


Report for the Calendar Year or Quarter Ended: March 31, 2009

Check here if Amendment [   ]; Amendment Number: _____

This Amendment (Check only one.):   [   ] is a restatement.
                                       [   ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Domini Social Investments LLC
Address: Attn: Carole M. Laible, President
               536 Broadway, 7th Floor
               New York, NY 10012-3915

Form 13F File Number: 28-12472

The institutional investment manager filing this report and the person by whom it is signed
hereby represent that the person signing the report is authorized to submit it, that all information
contained herein is true, correct and complete, and that it is understood that all required items,
statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Carole M. Laible
Title: President

Phone: 212-217-1058

Signature, Place, and Date of Signing:

/s/ Carole M. Laible   New York, NY   May 5, 2009
----------------------------------   -----------------------   ------------------------
 (Signature)   (City, State)   (Date)

Report Type (Check only one.):
          [   ]   13F HOLDINGS REPORT.
          [X]   13F NOTICE.
          [   ]   13F COMBINATION REPORT.

List of Other Managers Reporting for this Manager:

Form 13F File Number   Name
--------------------------- -------------------------------------
28-04557   Wellington Management Company, LLP